Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162767

PROSPECTUS

SINOHUB, INC.
 8,418,129 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 8,418,129 shares of common stock, including shares of common stock issuable upon the exercise of warrants. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell these shares from time to time in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which the selling stockholders decide to sell their shares. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder. We will receive proceeds from any exercise of outstanding warrants by the selling stockholders if and when those warrants are exercised for cash. The warrants may also be exercised by surrender of the warrants in exchange for an equal value of shares in accordance with the terms of the warrants.

Our common stock is quoted on the NYSE Amex, under the symbol “SIHI.”  The last reported sale price per share of our common stock as reported by the NYSE Amex on November 5, 2009, was $4.89.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves risks that you should consider as described in our most recent Annual Report on Form 10-K, and as described or may be described in any subsequent Quarterly Report on Form 10-Q or Current Report on Form 8-K, which are incorporated by reference into this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 6, 2009.

You should only rely on the information contained in this prospectus.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully together with the documents incorporated by reference into this prospectus and described in “Information Incorporated by Reference” and the additional information described under the heading “Where You Can Find More Information.”  As used throughout this prospectus, the terms “SinoHub,” “SIHI,” the “Company,” “we,” “us,” and “our” refer to SinoHub, Inc. and  its subsidiaries, namely SinoHub International, Inc., SinoHub Electronics Shenzhen, Ltd.,  SinoHub Electronics Shanghai, Ltd., SinoHub SCM Shanghai, Ltd., B2B Chips, Limited, SinoHub Technology (Hong Kong) Limited and SinoHub SCM Shenzhen, Ltd.  As used throughout this prospectus, the term “SinoHub International” refers to our subsidiary SinoHub International, Inc.

Historical share amounts set out in this prospectus have been adjusted to give retroactive effect to a 1-for-3.5 reverse stock split effected on July 18, 2008, and, with respect to the historical share amounts relating to stock initially issued by SinoHub International, the effects of the reverse merger pursuant to which SinoHub International became a subsidiary of the Company and in which the shareholders of SinoHub International received 3.718425 shares of SinoHub common stock for each outstanding share of SinoHub International common stock (which merger is referred to herein as the “Merger” or the “reverse merger”).  Unless otherwise stated herein, all currency amounts have been expressed in United States dollars.

OUR COMPANY

SinoHub, Inc. (formerly known as Liberty Alliance, Inc.) is a Delaware corporation, originally incorporated in Utah in 1986, and subsequently merged and reorganized as Liberty Alliance, Inc. in Delaware in 1991.   We have one direct subsidiary, SinoHub International, Inc. (formerly SinoHub, Inc.), a Delaware corporation, and a number of indirect subsidiaries:  SinoHub Electronics Shenzhen, Ltd.,  SinoHub Electronics Shanghai, Ltd. and SinoHub SCM Shanghai, Ltd., each organized as companies under the laws of the People’s Republic of China (the “PRC” or “China”) and B2B Chips, Limited and SinoHub Technology (Hong Kong) Limited and SinoHub SCM Shenzhen, Ltd. Hong Kong, each organized as Hong Kong companies..

The Company’s mailing address and executive offices are located at 6/F, Building 51, Road 5, Qiongyu Blvd., Technology Park, Nanshan District, Shenzhen 518057, People’s Republic of China. The Company’s telephone number, including the International Code and Area Code is +86-755-2661-2106 and its corporate website is www.sinohub.com.

SinoHub is engaged in electronic component sales and electronic component supply chain management (SCM) services. Our electronic component sales include procurement-fulfillment and individually negotiated electronic component sales to manufacturers. We deal only in original parts in original packing and do not alter or modify the parts in any way.  Accordingly, any quality issues with respect to the parts would be the responsibility of the manufacturer of the parts, and we provide no warranties with respect to the components we sell.  Our SCM services include warehousing, logistics and import/export. At present all of our component sales and SCM services occur in the PRC and Hong Kong.   In addition, we have recently begun to purchase completed mobile phones from certain of our manufacturer customers for resale in markets outside of China, currently Malaysia and Vietnam.  To date, this business currently has not produced a significant portion of our revenues.

ABOUT THIS OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 8,418,129 shares of common stock, including shares of common stock issuable upon the exercise of warrants. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their shares of common stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.  However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of the outstanding warrants.

Common Stock Offered:
Up to 8,418,129 shares of common stock, including shares of common stock issuable upon the exercise of common stock warrants, of which (i) the Class A warrants are exercisable for an aggregate of 154,228 shares, have an initial exercise price equal to $2.15 per share, and expire on September 10, 2011, and (ii) the Class B warrants are exercisable for an aggregate of 154,229 shares, have an initial exercise price equal to $3.00 per share, and expire on September 10, 2013.  All of the warrants are beneficially owned by accredited investors and the issuance of any shares of common stock to these holders upon the exercise of warrants shall be effected as a private offering in accordance with Section 4(2) of the Securities Act.

Common Stock Outstanding at 10/9/2009:	25,470,731

Use of Proceeds:
We will not receive any proceeds from the sale of the 8,418,129 shares of common stock subject to sale by the selling stockholders under this prospectus. However, we may receive up to an aggregate of approximately $794,000 from the sale price of any common stock we sell to the selling stockholders upon exercise of the outstanding Class A and Class B warrants, assuming all warrants are exercised for cash. Any net proceeds we receive from the selling stockholders through the exercise of warrants will be used for general corporate purposes.

NYSE Amex Symbol:	SIHI

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors contained or to be contained in our filings with the SEC and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of the value of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus.

Further information about the risks and uncertainties that may impact us are incorporated by reference in “Risk Factors” on page 7 of this prospectus. Except as required by law, we assume no obligation to publicly update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. However, we may receive up to an aggregate of approximately $790,000 from the sale price of any common stock we sell to the selling stockholders upon exercise of the outstanding Class A and Class B warrants, assuming all warrants are exercised for cash.

We anticipate that any net proceeds from the sale of stock we sell to the selling stockholders upon exercise of outstanding warrants will be used for general corporate purposes. Such general purposes may include acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose.

SELLING STOCKHOLDERS

The following table sets forth as of October 9, 2009, information regarding the current beneficial ownership of our common stock by the persons identified, based on information provided to us by them, which we have not independently verified. Although we have assumed for purposes of the table that the selling stockholders will sell all of the shares offered by this prospectus, because they may from time to time offer all or some of their shares under this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling stockholder (or any of them), or that will be held after completion of the resales.  In addition, a selling stockholder may have sold or otherwise disposed of shares in transactions exempt from the registration requirements of the Securities Act or otherwise since the date he or she provided information to us. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale. Except as set forth below, no selling stockholder has held any position nor had any material relationship with us or our affiliates during the past three years.  Except as set forth below, each of the selling stockholders has advised the Company that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering(2)
Selling Stockholder	Shares	%		Shares	%

Simon Barouch(3)	376,218	1.48%	356,916	19,302	*
Rachelle Burk	57,144	*	57,144	0	*
Ming Liang Chen	28,572	*	28,572	0	*
Shu Yun Chen	14,286	*	14,286	0	*
Henry T. Cochran(4)	4,340,554	17.04%	637,445	3,703,109	14.54%
Ronald Cochrane	10,000	*	10,000	0	*
Hai Yan Cui	28,572	*	28,572	0	*
Gerda Fritsche	4,000	*	4,000	0	*
Zhen He	28,572	*	28,572	0	*
Ronald J. Hollmeier	223,762	*	217,261	6,501	*
Lynn Hoopes	237,983	*	101,462	136,521	*
Bianca Jaschinski	5,000	*	5,000	0	*
Richard L. King	6,560	*	3,280	3,280	*
Sau Chun Kwong	451,524	1.77%	451,524	0	*
Helmut Lenkat	6,000	*	6,000	0	*
Xian Qiu Li	941,160	3.70%	941,160	0	*
Ze Wen Li	28,572		28,572	0	*
Jie Hong Liu	28,572	*	28,572	0	*
Michael Niemeyer	2,000	*	2,000	0	*
Manfred J. Pfeifer	324,035	1.27%	106,241	217,794	*
Jan C. G. Rejbo	4,400,925	17.28%	3,435,117	965,808	3.79%
Bernd Schech	2,000	*	2,000	0	*
Peter H. W. F. Schech	483,406	1.90%	241,602	241,804	*
Guo Qin Shi	21,248	*	21,248	0	*
Hai Feng Tang	21,249	*	21,249	0	*
Yan Tang	14,286	*	14,286	0	*
Donald G. Thomas	63,745	*	53,121	10,624	*
Zan Wang	903,046	3.55%	849,926	53,120	*
Hilkka Wildt	5,000	*	5,000	0	*
Hui Ming Wu	206,241	*	206,241	0	*
Le Sheng Zhang	28,572	*	28,572	0	*
Yi Zhang	31,873	*	31,873	0	*
Zhi Dong Zhang	114,286	*	114,286	0	*
Wei Quan Zhong	28,572	*	28,572	0	*

Global Hunter Securities, LLC(5)	259,097	1.02%	259,097	0	*
JC Global Capital Partners LLC(6)	424,066	1.66%	44,066	380,000	1.49%
American Eastern Securities, Inc.(7)	5,294	*	5,294	0	*

Total	14,1551,992	54.91%	8,418,129	5,737,863	22.26%
* Less than one percent

(1)
This table is based upon information supplied by the selling stockholders. The number and percentage of shares beneficially owned are based on an aggregate of 25,470,731 shares of our common stock outstanding as of October 9, 2009 and, to the extent applicable, the warrants to purchase common stock held by the persons for whom such number and percentage is being calculated.

(2)
Because the selling stockholders identified in this table may sell some, all or none of the shares owned by such selling stockholders that are registered under this registration statement, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares registered hereunder, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling stockholders at the time of this registration statement. Therefore, we have assumed for purposes of this table that each of the selling stockholders will sell all of the shares beneficially owned by  such selling stockholder that registered under this registration statement.

(3)
Includes: (i) 122,516 shares owned by EntrustCAMA FBO Simon Barouch IRA that are registered under this registration statement and (ii) 19,302 shares held by Mr. Barouch in an additional individual retirement account for his benefit that are not registered under this registration statement.

(4)	Includes 480,796 shares owned by Mr. Cochran’s wife Linda Marie Hetue.

Daniel O. Conwill, IV exercises voting and investment control over the securities to be offered for resale by the selling shareholder. This amount includes 259,097 shares which may be purchased pursuant to currently exercisable warrants.

(6)
John Jing Zhang exercises voting and investment control over the securities to be offered for resale by the selling shareholder. This amount includes: (i) 44,066 shares which may be purchased pursuant to currently exercisable warrants and (ii) 380,000 shares held by Mr. Zhang.

(7)
Trang Chong Hung exercises voting and investment control over the securities to be offered for resale by the selling shareholder. This amount includes 5,294 shares which may be purchased pursuant to currently exercisable warrants.

Henry T. Cochran is our Chief Executive Officer and Chairman.  Global Hunter Securities, LLC is a registered broker-dealer.

The holders of an aggregate of 7,352,750 shares of SinoHub common stock issued in respect of SinoHub International’s Series A, B and C Convertible Preferred Stock in connection with the reverse merger were entitled to piggy back and demand registration rights with respect to the shares of SinoHub International common stock into which such preferred stock was convertible pursuant to the terms of certain Stock Purchase Agreements entered into among SinoHub International and such holders.  The Company has entered into an agreement with such holders (the “April 2009 Registration Rights Agreement”) providing them with demand and piggyback registration rights with respect to the 7,352,750 shares of SinoHub common stock that such holders received in the Merger on the condition that such rights will not be exercisable until November 9, 2009.  In August 2009, the Company and such holders amended the agreement to provide the rights thereunder to the holders an additional 342,862 shares of common stock issued by the Company in a private placement to accredited investors and to permit the Company to add additional persons who purchase stock of the Company as parties to the agreement.  In October 2009, pursuant to the amendment, investors who purchased an aggregate of 414,060 shares of common stock of the Company became parties to the registration rights agreement.

Global Hunter Securities, LLC (“Global Hunter”) acted as placement agent with respect to a private placement of common stock and warrants to purchase common stock made to accredited investors in September 2008 and received in partial payment for their services warrants to purchase an aggregate of 308,457 shares of common stock (equal to 7% of the number of shares of common stock issued in the private placement), with 154,228 shares at an exercise price of $2.15 per share and 154,229 shares at an exercise price of $3.00 per share. Pursuant to the engagement letter between SinoHub and Global Hunter, Global Hunter was entitled to registration rights with respect to the shares underlying the warrants it received.  It subsequently transferred a portion of the warrants it held to JC Global Capital Partners LLC and American Eastern Securities, Inc.

Notwithstanding the limits on the exercise of the registration rights granted under the April 2009 Registration Rights Agreement, the Company has agreed to permit the holders of the shares entitled to registration for resale under such agreement the opportunity to register their shares for resale in this registration statement.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

·	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	a combination of any such methods of sale; and

·	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers.  Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this Registration Statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it is the view of the SEC that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the SEC.  If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock.  The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Seyfarth Shaw LLP of Boston, Massachusetts.

EXPERTS

The consolidated financial statements of our company as of December 31, 2008 and 2007 incorporated by reference to our Form 10-K for the year ended December 31, 2008, filed on March 17, 2009 and amended on April 30, 2009 and May 12, 2009, have been audited by Jimmy C.H. Cheung & Co, Independent registered public accountants, as stated in its report appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the report of this firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to "incorporate by reference" into this prospectus the information we file with them.  The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we have filed with the Commission prior to the date of this prospectus and which is incorporated by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the following documents, which is considered to be a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 17, 2009 and amended on April 30, 2009 and May 12, 2009;

•	our Current Report on Form 8-K filed on January 21, 2009;

•	our Current Report on Form 8-K filed on March 17, 2009;

•	our Current Report on Form 8-K filed on March 23, 2009;

•	our Current Report on Form 8-K filed on March 30, 2009, amending our Current Report on Form 8-K initially filed on May 20, 2008 and previously amended on September 25, 2008;

•	our Current Report on Form 8-K filed on April 7, 2009;

•	our amended Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on April 13, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 15, 2009;

•	our Definitive Proxy Statement, dated May 28, 2009, filed on May 21, 2009;

•	our Current Report on Form 8-K filed on June 24, 2009;

•
the description of our common stock as set forth in our registration statement filed on Form 8-A under the Exchange Act on August 4, 2009, as amended by our Current Report on Form 8-K filed on September 28, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 14, 2009;

•	our Current Report on Form 8-K filed on August 14, 2009;

•	our Current Report on Form 8-K filed on September 28, 2009; and

•	our Current Report on Form 8-K filed on October 13, 2009.

We also incorporate by reference all additional documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the effective date of the post-effective amendment to the registration statement of which this prospectus is a part and prior to the termination of the offering of securities offered pursuant to this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to “furnish” and not file in accordance with Commission rules.

You may obtain a copy of these filings, without charge, by writing or calling us at:

SinoHub, Inc.
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057
Attn:  Harry T. Cochran, CEO
+86-755-2661-2106

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.